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15049698

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 03 2015
Washington DC
404

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response 12.00

ANNUAL AUDIT REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-: 67544

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CICC US Securities, Inc. and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28th Floor, 350 Park Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Lanlan Zhang — (212) 201-5357
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

IDENTIFICATION PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ **Certified Public Accountant**
- ☐ **Public Accountant**
- ☐ **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Ms. Lanlan Zhang, swear (or affirm) that, to the best of my know ledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CICC US Securities, Inc. and Subsidiary, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Zhang Lanlan
Signature

CEO
Title

Notary Public

Kinfai Lo
Notary Public, State of New York
Registration #01LO5026774
Qualified In Kings County
My Commission Expires April 25, 2018

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption report.

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

CICC US SECURITIES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

(Sec I.D. NO. 8-67544)

Filed in accordance with Rule 17-a5(c)(3)
under the Securities Exchange act of 1934
as a PUBLIC DOCUMENT.

CICC US SECURITIES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2014

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
CICC US Securities, Inc. and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of CICC US Securities and Subsidiary, Inc. as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of CICC US Securities, Inc. and Subsidiary as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2015

CICC US SECURITIES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2014

Assets

Cash and cash equivalents	$	12,759,609
Receivable from clearing organization		5,882,776
Due from Parent		74,913
Due from affiliates		1,601,797
Improvements, equipment and furniture – at cost less accumulated depreciation and amortization of $4,715,060		478,023
Other assets, including prepaid income taxes receivable of $10,100		574,864
Total assets	$	21,371,982

Liabilities and Stockholder's Equity

Liabilities:		
Accrued compensation and benefits	$	7,845,500
Accrued expenses and other liabilities, including taxes payable of $18,941		632,288
Total liabilities		8,477,788
Stockholder's equity		12,894,194
Total liabilities and stockholder's equity	$	21,371,982

See accompanying notes to consolidated financial statements.

(1) Organization

CICC US Securities, Inc. (the Company) is a wholly owned subsidiary of China International Capital Corporation (USA) Holdings, Inc. (the Parent), and it was incorporated on August 25, 2005. The Company is registered as an introducing broker-dealer with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker with the Commodity Futures Trading Commission (CFTC) under the Commodity Exchange Act and a member of National Futures Association (NFA). The Parent is incorporated in the state of Delaware and is a holding company with no business operations. The Company and its Parent are wholly owned subsidiaries of China International Capital Corporation (Hong Kong) Limited (CICC HK) which is incorporated in the Hong Kong Special Administrative Region. The ultimate holding company China International Capital Corporation Limited (CICC) is an investment bank incorporated in the People's Republic of China and licensed by the China Securities Regulatory Commission (the CSRC).

The Company has a wholly owned subsidiary, CICC US Securities (Hong Kong) Limited (CICC USS HK), which was incorporated on October 11, 2010 in Hong Kong. CICC USS HK, a Hong Kong Securities and Futures Commission (SFC) licensed corporation, carries on regulated activities in Hong Kong.

The Company's primary activities are institutional securities brokerage, investment banking, and other related financial services.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated statement of financial condition has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, CICC USS HK. All material intercompany balances and transactions have been eliminated.

(c) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

(d) Securities Transactions

The Company has a clearing agreement with a financial institution whereby the financial institution clears domestic transactions for the Company and its customers and carries such accounts on a fully disclosed basis as customers of the financial institution. The Company also clears foreign transactions on a DVP/RVP basis through its Hong Kong broker-dealer affiliate, China International Capital Corporation Hong Kong Securities Limited (CICC HKS).

Accordingly, the Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Securities transactions are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded net on the consolidated statement of financial condition.

(e) Cash and Cash Equivalents

Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less.

(f) Improvements, Equipment and Furniture and Depreciation

Improvements, equipment and furniture are carried at cost less accumulated depreciation.

(g) Deferred Compensation Plan

The Company accounts for a deferred compensation plan, phantom equity, of an affiliate covering certain of its employees as liabilities. The liability is recognized over the relevant vesting period and is revalued at each reporting date and on settlement.

(h) Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

Accounting Standards Codification (ASC) 740-10 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2014. Further, as of December 31, 2014, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns.

(i) Estimates

The preparation of the consolidated financial statement in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Accordingly, actual results could differ from those estimates.

(Continued)

(3) Receivable from Clearing Organization

Receivable from clearing organization consists primarily of cash and equivalent balances maintained by the Company with this financial institution to cover its securities transactions.

Pursuant to an agreement, the Company is required to maintain a deposit of $100,444 with its clearing organization. As of December 31, 2014, the deposit was maintained in a noninterest bearing deposit account with this financial institution.

(4) Improvements, Equipment and Furniture

Improvements, equipment and furniture consist of:

Improvements	$	2,200,812
Equipment		2,627,965
Furniture		364,306
Total improvements, equipment, and furniture		5,193,083
Accumulated depreciation		4,715,060
Total	$	478,023

(5) Related Party Transactions

The Company performs certain services related to clients of its affiliate, CICC HKS. In addition, CICC HKS provides, among other services, execution, research and clearing functions for certain brokerage activities conducted by the Company.

The Company also has an expense sharing agreement with an affiliate, CICC Investment Management (USA), Inc. (CICCIMUSA) which establishes the basis by which the Company charges CICCIMUSA for use of certain of its employees, facilities and other goods and services.

There is a due from affiliates balance of $1,601,797, which is the net of a due from affiliates balance of $1,622,572 and due to affiliates balance of $20,775, as of December 31, 2014. This represents the balance due to the Company related to the above matters.

(6) Deferred Compensation Plan

The company had a deferred compensation plan, cash-settled phantom equity, which was terminated in 2014. The consolidated statement of financial condition includes an accrued compensation liability of approximately $1,352,386.

(7) Income Taxes

The Company is included in the consolidated U.S. federal income tax return and the combined New York State and City Article 9A return with the Parent and its affiliate CICCIMUSA.

The tax effects of temporary differences that gave rise to the deferred income tax asset are as follows:

Net operating loss carryovers	$	12,460,439
Depreciation and amortization		290,865
Accrued compensation and benefits		3,184,290
Other liabilities		84,929
Less valuation allowance		(16,020,523)
Total deferred income tax asset	$	—

At December 31, 2014, the Company's deferred income tax asset is fully offset by a valuation allowance. The Company will continue to assess the valuation allowance and, to the extent it is determined that such an allowance is no longer required, the tax benefit of the remaining deferred income tax asset will be recognized in the future.

The Company has not recognized any uncertain tax positions as of December 31, 2014.

The Company is subject to income tax laws in the U.S. Federal jurisdiction, states and local municipalities and the foreign jurisdictions in which it operates. Accounting for its outside basis difference in the HK sub is pursuant to principals set forth under FASB ASC 740. The Company is subject to tax examinations from the U.S. Federal taxing authority for the years 2011 and forward and from the state and local taxing authorities for the year 2011 and forward.

As of December 31, 2014, the company had taxes payable of $18,941, which is related to New York State and City tax on capital.

(8) Risks and Uncertainty

(a) *Credit Risks*

The Company maintains certain of its cash balances with financial institutions in excess of insured limits. The Company does not anticipate nonperformance by the financial institutions.

The Company is engaged in various types of brokerage activities servicing institutional investors. Customers' securities transactions are cleared through a financial institution on a fully disclosed basis. These activities may expose the Company to off balance sheet risk in the event the customers are unable to fulfill their contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile markets which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and the financial institution provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Management

monitors information it receives from the financial institution on a daily basis and continually evaluates the financial condition and credit standing of its customers to reduce the risk of loss.

(b) ***Other***

The Company maintains certain cash and cash equivalent balances, denominated in a foreign currency, with a clearing organization to cover its securities transactions. Changes in the relationship of this foreign currency to the U.S. dollar may affect the balances held by the Company with this financial institution.

(9) Employee Benefit Plan

The Company has a 401(k) Plan under ADP, whereby employees voluntarily participate in the Plan. Employees may contribute up to 100% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100% of the first 4% of the employees' contribution, and then management has the ability to make discretionary contributions above the matching contribution. However, matching contributions cannot exceed defined limits of 6% set by the Agreement.

(10) Lease Commitment

The Company leases office premises under a noncancelable operating lease which expires in February 2016.

Future minimum base rental payments on the noncancelable lease are as follows:

Year ending December 31:		
2015	$	1,418,000
2016		236,333
	$	1,654,333

(11) Regulatory Requirements

The Company is a registered introducing broker-dealer with the SEC and a registered introducing broker with the CFTC and, accordingly, is subject to the minimum net capital requirements of the SEC and the CFTC. Under the alternative method permitted by SEC Rule 15c-3-1, the required net capital may not be less than $250,000 or 2% of aggregate debit balances arising from customer transactions, whichever is greater. Under CFTC Regulation 1.17(a)(1)(iii), the required minimum net capital requirement is $45,000 or the amount of net capital required by Rule 15c3-1, whichever is greater. FINRA may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items or $300,000, whichever is greater. As of December 31, 2014, the Company had net capital of $7,948,625, which was $7,698,625 in excess of the SEC's minimum requirement.

The Company does not carry any customer accounts and is exempt from SEC rule 15c3-3 because all customer transactions are cleared through its clearing organization.

(12) Going Concern

The Company has experienced operating losses in recent years. The Company has been supported by CICC HK on an as-needed basis. CICC HK has confirmed to the Company that it will provide financial support sufficient for the Company to satisfy, on a timely basis, all liabilities and obligations arising from operations incurred in the ordinary course, that the Company is unable to satisfy when due. This confirmation is effective from the date of this report, through and including March 3, 2016.

(13) Subsequent Events

The Company has performed a review of subsequent events through February 27, 2015, the date the financial statements were available to be issued and concluded that there were no events or transactions that occurred during this period that required recognition or disclosure.

CICC US SECURITIES, INC.

Exemption Report
December 31, 2014

(With report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
CICC US Securities, Inc. and Subsidiary:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report (the Exemption Report), in which (1) CICC US Securities, Inc. and Subsidiary (the Company) identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 *(2)(i) and (2)(ii),* (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2(i) and (2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 27, 2015

CICC US SECURITIES, INC.

Exemption Report

As of and the year ended December 31, 2014

CICC US SECURITIES, INC.'s Exemption Report

CICC US Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

CICC US SECURITIES, INC.

We, Lanlan Zhang and Leo Lo, affirm that, to our best knowledge and belief, this Exemption Report is true and correct.

Lanlan Zhang
CEO

Leo Lo
FinOp